The Prudential Variable Contract Account-2

655 Broad Street
Newark, New Jersey 07102

April 22, 2022

VIA EDGAR SUBMISSION

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Mr. Alberto Zapata

Re:The Prudential Variable Contract Account-2
Proxy Statement on Schedule 14A

Dear Mr. Zapata:

On behalf of The Prudential Variable Contract Account-10 (sometimes referred to herein as “VCA 2” or the “Registrant”), set forth below are our responses to telephonic comments received by Patrick McGuinness and Diana Huffman from Mr. Zapata of the U.S. Securities and Exchange Commission (“SEC”) Division of Investment Management on April 19, 2022.  Such comments relate to the Registrant’s Proxy Statement on Schedule 14A (the “Proxy Statement”), which was filed with the SEC on April 8, 2022.  The Proxy Statement will be used in connection with the restructuring of VCA 2 from a management investment company overseen by the Committee of VCA 2 to a unit investment trust invested solely in shares of an underlying fund (the “Restructuring”).  Any changes made in response to the Staff’s comments will be reflected in the definitive form of the proxy statement and pursuant to Rule 497 under the Securities Act of 1933 (the “Definitive Proxy Statement”) to be filed on or about April 22, 2022.  Capitalized terms used herein and not otherwise defined herein shall have the meanings given to them in the Proxy Statement.

For your convenience, your comments are presented in summary form below, in italics, and each comment is followed by our response.

1.

Comment:  Please provide a legal analysis explaining why the Restructuring is being accomplished through a proxy statement on Schedule 14A rather than a proxy statement on Form N-14. In the response, please address Rule 145 of the Securities Act of 1933.

Response:  The organizational documents for VCA 2 require approval by a vote of participants and contractholders with voting rights in VCA 2 (collectively, “Participants”), but the Restructuring is not a transaction for which a registration statement on Form N-14 is required or appropriate.  In particular, the Restructuring does not involve any of the transactions set forth in General Instruction A of Form N-14.  Instead, the Restructuring involves a sale by VCA 2 of its securities for cash and the use of that cash to buy shares of an unaffiliated mutual fund, the Fidelity VIP Index 500 Portfolio (the “Fidelity Fund”).

General Instruction A of Form N-14 provides that Form N-14 may be used for securities to be issued in a transaction of the type specified in Rule 145(a) under the Securities Act of 1933.  Rule 145(a) covers reclassifications, mergers or consolidations, and transfers of assets in consideration of securities of the other person or an affiliate and distribution of those securities to investors.  The Restructuring does not involve any of these three specified transactions.  First, there is no reclassification of the securities issued by VCA 2; instead, there is only a change in the assets held by VCA 2.  Second, there is no merger or consolidation.  VCA 2 is not being merged or combined with any other entity.  Third, there is no transfer of securities from VCA 2 to the Fidelity Fund in return for Fidelity Fund shares.  We note that this Restructuring is different than the reorganization in 2017 of VCA 11 (which was filed on Form N-14, Reg. No. 333-214305), which involved a transfer of VCA 11 assets to The Prudential Series Fund Money Market Portfolio in return for shares of that Portfolio.

General Instruction A of Form N-14 also provides that Form N-14 may be used for securities to be issued in merger, exchange offer or public reoffering or resale.  The VCA 2 Restructuring does not involve any of those transactions.

For these reasons, the proxy statement is appropriately filed on Schedule 14A, and a registration statement on Form N-14 is not required or appropriate.

2. Comment:  Please explain further what comprises the Committee of VCA 2 and provide a brief explanation in the Proxy Statement. Please address whether this is similar to a board that oversees investments companies.

Response:  The Committee of VCA 2 serves the same function as a mutual fund’s board of directors. On the first page of the Proxy Statement, in the fifth paragraph below the heading “Restructuring of The Prudential Variable Contract Account-10,” we note the following: “The Committee of VCA 2, which serves the same function as a mutual fund’s board of directors, is referred to as the “Committee,” and the individuals serving on the Committee are “Committee Members.” We respectfully submit that the current disclosure in the Proxy Statement is sufficiently clear in this regard. We note supplementally that the members of the VCA 2 Committee consist of the same members that serve on the boards of the PGIM Investments retail mutual funds.

3.Comment:  Please add a Question & Answer educating the reader as to what a unit investment trust (“UIT”) is, including the key components that differentiate it from the current structure, and highlighting any disadvantages of switching to a UIT structure.

Response:  The requested change has been made. We hereby confirm that all materially adverse factors considered by the Committee in approving the Restructuring are set forth in this Proxy Statement.

4.Comment:  Please address whether Participants would need to pay any sales load or other transaction fees associated with the Restructuring.

Response:  As discussed in Q&A #6, it is anticipated that VCA 2 and its Participants will bear the transaction costs associated with the Restructuring. We hereby confirm that there are no additional undisclosed fees associated with the Restructuring that VCA 2 or its Participants would be expected to pay.

5.Comment:  Please explain who Empower Retirement is and give more context around their role.

Response:  The requested change has been made.

6.Comment:  In the footnote beneath the performance table, please clarify whether the mortality & expense risk fee will be paid by VCA 2 going forward.

Response:  As requested, we have updated the footnote to the performance table to make clear that VCA 2 will continue to pay the mortality & expense risk fee following the Restructuring.

* * *

Any questions or comments with respect to the Proxy Statement may be communicated to Patrick McGuinness at (973) 716-6422.

Sincerely yours,

/s/ Patrick McGuinness
Patrick McGuinness
Director and Corporate Counsel